1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com
STEPHEN H. BIER stephen.bier@dechert.com +1 212 698 3889 Direct +1 202 261 3092 Fax

November 29, 2022

VIA EDGAR

Mr. Michael Rosenberg

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Harding, Loevner Funds, Inc. (the “Registrant”)
File Numbers 333-09341 and 811-07739
Post-Effective Amendment No. 74 to the Registration Statement on Form N-1A

Dear Mr. Rosenberg:

This letter responds to the U.S. Securities and Exchange Commission (“SEC”) staff’s (the “Staff”) comments that you provided on November 21, 2022 with respect to Post-Effective Amendment No. 74 (“PEA No. 74”) to the Registrant’s registration statement filed with the SEC on October 6, 2022. We have reproduced the Staff’s comments below, followed by our responses. Undefined capitalized terms used below have the same meaning as given in PEA No. 74.

PROSPECTUS

International Carbon Transition Equity Portfolio (the “Portfolio”)

Principal Investment Strategies

1.

Comment:    The “Portfolio Summary—Principal Investment Strategies” section states that “[w]hile the Portfolio invests in companies that Harding Loevner believes will achieve net zero GHG emissions by 2050, investing in such companies is not included in the Portfolio’s investment objective.” Please supplementally confirm whether “such companies” refers to companies that Harding Loevner believes will achieve net zero GHG emissions by 2050. Please also supplementally explain why investing in those companies is not a part of the Portfolio’s investment objective and the practical implications of not including investments in those companies in the Portfolio’s investment objective.

Response:      The Registrant confirms that “such companies” as used in the sentence noted above refers to companies that Harding Loevner believes will achieve net zero GHG emissions by 2050 (“Net Zero Companies”). The Portfolio’s investment objective is to seek long-term capital appreciation through investments in equity securities of companies based outside the United States. The Portfolio invests in Net Zero Companies in an effort to achieve its investment objective because Harding Loevner believes Net Zero Companies to be high quality companies that present lower risks than companies that are not likely to achieve net zero GHG emissions by 2050. Investing in Net Zero Companies is not included in the Portfolio’s investment objective because the Portfolio does not invest in Net Zero Companies in furtherance of the purpose of achieving “net zero” carbon emissions. In addition, should the Portfolio choose to change its strategy with respect to Net Zero Companies, it plans to do so pursuant to Rule 35d-1 rather than by seeking shareholder approval.

Principal Risks

2.

Comment:    Please disclose the risks of investing in American Depositary Receipts and European Depositary Receipts in the “Portfolio Summary—Principal Risks” section of the prospectus or supplementally explain why such risks do not need to be disclosed in this section.

Response:      The disclosure has been revised accordingly.

STATEMENT OF ADDITIONAL INFORMATION

Additional Information on Portfolio Investment Techniques

3.	Comment: To the extent the Portfolio will invest in contingent convertible securities, please add appropriate risk disclosure.

Response:      We respectfully acknowledge your comment; however, the Portfolio currently does not intend to invest in contingent convertible securities.

Investment Restrictions

4.

Comment:  Please remove references to “investment objective” in the following sentence: “The Portfolio’s investment objective and other investment policies, unless designated as fundamental in the Prospectus or this SAI are non-fundamental and may be changed at any time by action of the Fund’s board of directors (the “Board of Directors” or the “Board”).”

Response:      The disclosure has been revised accordingly.

*                *                 *

We believe that the foregoing has been responsive to the Staff’s comments. Please call the undersigned at (212) 698-3889 if you wish to discuss this correspondence further.

Best regards,

/s/ Stephen H. Bier

Stephen H. Bier

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